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                         June 3, 2024

       Robert R. McEwen
       Chief Executive Officer
       McEwen Mining Inc.
       150 King Street West, Suite 2800
       Toronto, Ontario
       Canada M5H 1J9

                                                        Re: McEwen Mining Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 22, 2024
                                                            File No. 333-279639

       Dear Robert R. McEwen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anuja
Majmudar at 202-551-3844 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Energy & Transportation
       cc:                                              Richard Aftanas